Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vliso, Inc.
2035 Sunset Lake RoadSuite B-2
Newark, DE 19703
https://chow420.com/

Up to $617,999.04 in Common Stock at $1.18
Minimum Target Amount: $9,999.32

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Vliso, Inc.
Address: 2035 Sunset Lake RoadSuite B-2, Newark, DE 19703
State of Incorporation: DE
Date Incorporated: July 21, 2017

Terms:

Equity

Offering Minimum: $9,999.32 | 8,474 shares of Common Stock
Offering Maximum: $617,999.04 | 523,728 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.18
Minimum Investment Amount (per investor): $400.02

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives*

Loyalty Bonus | 35% Bonus Shares

As you have previously invested in Vliso, Inc., you are eligible for additional bonus shares.

Time-Based:

Chow Community, Investors, and VIPs

Invest $2,500+ within the first 7 days for 20% bonus shares.

First Mover Early Bonus

Invest $ 1,000+ within the first 15 days and receive 15% bonus shares.

Super Early Bird

Invest $ 1,000+ within the next 21 days and receive 10% bonus shares.

Early Bird Bonus

Invest $1,000+ within the next 21 days and receive 5% bonus shares.

Flash Perk

Invest $1,000+ between days 85-90 and receive 10% bonus shares

Amount-Based:

Bronze

Invest $400+ and receive 5% bonus shares

Base Partner

Invest $1,000+ and receive 10% bonus shares + Get a taste of the future with a complimentary delivery of our new hemp cannabis beverage offerings, delivered to your doorstep. Also, join the waitlist for a free Chow Machine. You must fill out this form after investment: https://chowverified.com/investomachine.

$2,500+ Elite Partner

Invest $2,500+ and receive 15% Bonus Shares + Get a taste of the future with a complimentary delivery of our new hemp cannabis beverage offerings, delivered to your doorstep. Jump in front of the waitlist for a free Chow Machine above silver investors. Investors looking to join this program must fill out and submit this form after investing: https://chowverified.com/investomachine

Platinum Partner 2024

Invest $10,500+ and receive a Launch a Chow Smart Fridge or Vending Machine + 15% Bonus Shares + Get a taste of the future with a complimentary delivery of our new hemp cannabis beverage offerings, delivered to your doorstep. Reserve a Chow420 Machine for free. Please fill this form: https://chowverified.com/investomachine

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account

The complimentary delivery of new hemp cannabis beverage offerings is subject to local laws and regulations concerning hemp products. Eligibility for the complimentary Chow Machine is contingent on completing the necessary verification form post-investment.This offer does not imply immediate delivery, and fulfillment is subject to availability and additional terms that may apply.

<u>StartEngine Venture Club Bonus</u>

Vliso, Inc. d/b/a Chow420 will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $118. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

VLISO, Inc. dba Chow420 ("Chow420" or the "Company") is a C Corporation formed under the laws of Delaware on July 21, 2017.

At Chow420, we started with addressing immediate hemp cannabis CBD consumer needs with our blockchain- and A.I-based vetting and transparency solution suite. With cumulative operational experience, we have recognized similar opacity problems in adjacent segments such as nootropics, adaptogens, botanics and sports wellness. At the same time we are expanding our hemp footprint with the onboarding of new brands and facilitating entry into the booming hemp beverage space. The re-imagined offering is known as ChowVerified and is a continuation and extension of Chow420 (the primary hemp offering).

Problem: The opacity problem of the cannabis market can be found in other nascent wellness markets such as that of adaptogens, nootropics, botanics, and ethical sports wellness. The modern consumer is a discerning actor. Up until now, no concerted effort has been made to meet the growing need for transparency, content verification, and an ultimate purchase guidance framework to enhance customer experience and knowledge outcomes. A comprehensive and scalable solution that cuts across hemp and the above target segments is a necessity

Solution: The full suite of our solution is now called ChowVerified. ChowVerified constitutes a broadening of the Chow420 offering to a much wider audience to maximize performance and our shareholder value. Over the course of the past few years, we have evolved from the initial blockchain-based transparency medium to a full tech suite that employs artificial intelligence functionality in combination with the blockchain layer to provide customers with complete clarity in hemp products and services. Our service has been able to automate compliance and provide thorough customer guidance, on effects and benefits, through content breakdowns, product credentials, and assessed customer reviews.

The platform plays a vital role in improving customer accessibility of vetted hemp wellness products. Chow extends the availability of these products beyond specialist retail stores. Our market presence is targeted to ease the gaps present in customers' ability to conveniently service their wellness needs across all product categories.

After having served thousands of customers and partnered with the leading brands in the hemp industry, our strategy has been reformulated to include entry into additional markets that can enhance the return on investment through servicing more demand, enhancing brand recognition and improving earnings performance.

Competitors and Industry

The ChowVerified offering is a seasoned Regtech framework that focuses on using a differentiated AI- and blockchain-driven suite to automate compliance in the hemp and wider content-sensitive, informed wellness space. The volatility of legislation in content-sensitive markets restrains sustainable growth without an accompanying tool for automated verification of transaction requirements.

We situate ourselves across the competitive landscape undercutting adjacent firms with the depth of our offering. Starting from the consumer end, similar firms include staple brand names which we carry on our listings (Lazarus Naturals, Koi, Tre House). However, unlike these brands we list cross-sectionally, including products from a wide variety of manufacturers and brands known for diverse benefits. Hence, customers enjoy a wider range of products when shopping on our platform in comparison with a single-brand platform.

Regarding the third-party listing landscape, we believe our edge over platforms like cbd.co and iherb (for non-hemp) is the definition of a unique position that emphasizes the extent of our tech offering which provides unparalleled clarity regarding product & brand content and customer outcomes forecasts. The edge provided by the broadening of our presence to the non-hemp space is calculated to yield exposure for our specialized solution which has been completely built and has performed as a market-leading innovation and helped to fuel growth by over 55% in the past year.

The utility of the platform to move beyond the consumer CBD product chain to other industrial hemp production chains is another important lever. The versatility of the platform's solution is inherently scalable to a greater extent than what is currently available on the market. As ChowVerified assumes a more service-centered posture, this scalability potential can be realized in yet unassumed iterations.

The competitive landscape also extends to the offline sphere where we operate a network of automated sales stations powered by our network of automated sales stations which are by definition lean operations. Competitors in this area include traditional stores and other automated sales station operators like Greenbox. Against the former, our offline units compete through low operating costs which are limited to the direct cost of goods sold and rent as an operating cost, post-installation. Measured against both the latter and former, our offline component is differentiated as a result of its inclusion in an overall omnichannel strategy which integrates it within the tech transparency framework of the service and uses it as a broadcast channel to extend footprint coverage and customer acquisition.

Essentially, our competitive edge relies on the dexterity and depth of our service across several value chain activities, from consumer-end CBD shopping and brand verification and the integration of online and offline assets to provide consistent services to customers by bringing them closer to vetted and transparent brands.

Current Stage and Roadmap

CURRENT STAGE

A consolidation of the business model drove revenues to increase 55%, year-on-year from 2022 to 2023, with over 200% increase in online sales. This top-line expansion was facilitated by the onboarding of top brands, increased brand recognition and increased customer acquisition and retention. The platform currently hosts over 800 registered brands/sellers and 13,000 registered customers. Over the 2023 operating year, we were able to properly define the parameters of the omnichannel model which is based on the integration of both the online platform and an offline network of automated retail stations. Both sales channels operate within the transparent framework provided by the differentiated tech offering consisting of the blockchain and A.I functionalities. Sales growth was accompanied by a process of cost-cutting and process-efficiency improvement.

Consequently, expenses were reduced by over 40%, YoY, due to the reduction of direct inventory management and shipping obligations. The change was made possible due to the conclusion of direct-to-customer supply agreements with onboarded brands. ChowVerified derives significant economies-of-scale benefits which pattern this main feature of our expense profile as a step-function, allowing for the endless scalability of fulfillment with order volumes.

For the next phase, we intend to extend our offering to a broader market including non-hemp segments, and consider the current business model as an ideal vehicle for operating in those markets towards delivering profitable outcomes over the next financial year.

FUTURE ROADMAP

IAM-enhanced solution: The Identity and Access Management factor involves importing the rule and role-based access control rationale combined with smart identities into the purchase and sale of wellness goods. Buyers, sellers and other stakeholders constitute identities that interact with each other around products which are the objects stored as tokenized identities that flow through the system. Object properties which correlate to content profile, local legislation, and other useful information is used to determine the viability of a product's purchase, legality or buyer selection parameters.

Beyond a trend-seeking innovation mentality, the company is concerned about creating a complete solution that goes beyond a piecemeal approach to highlighted issues. The Identity & Access Management solution incorporates previous developments in blockchain, artificial intelligence and will be able to be deployed and licensed to third party sites/platforms where transactions occur. The impact it will have on the accuracy and sustainability of transactions across the hemp cannabis & alternative wellness market will be definitive.

On the product-side, the highlight is the launch of hemp beverage sales stations and expansion into other alternative wellness markets such as nootropics & adaptogens that are plagued with lack of regulation and transparency. Our entry is strengthened by our reputational and experiential capital which we will use as leverage.

Market Strategy:

Chow is focused on building capacity to realize profitability in operations and achieve a return on equity for our shareholders. Our sales and distribution infrastructure is to be strategically expanded towards servicing a larger market of customers.

A high priority is the consolidation of the geospatial marketing strategy which consists of broadening our sales stations coverage and thousands of directory listings around the country. The entry into non-hemp segments enhances the prospects of this strategy because the usual restrictions from social media and search engine listings are not as prevalent as in hemp. Therefore, presenting a major brand broadcasting opportunity.

The fundamental aim of this round is to consolidate the current model by broadening the asset base to increase sales turnover and overall capital intensity ratio. Our aim is to transform growing asset turnover into profitable cash flows as we expand our presence in both hemp and non-hemp segments.

Operational financing has shifted away from inventory trade financing and will be deployed on real capital projects consisting of automated sales stations and the IAM-enhanced platform.

To fuel the sales growth, our marketing budget will be expanded and also be enhanced by the reduced restrictions, for brand communications, as we onboard nootropics, adaptogens and sports wellness brands.

Essentially to become a dominant front-end platform for enhanced and informed wellness, we have to go out and get the market.. Engage and acquire demand with the efficiency of our differentiated offering. Our service is a necessary accompaniment to the legislative, consumer trend and cultural developments that are changing how certain products and wellness methods are perceived.

The Team

Officers and Directors

Name: David Obasiolu

David Obasiolu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO, Director
  Dates of Service: July, 2019 - Present
  Responsibilities: Acting CEO and CTO, responsible for short and long term strategy, as well as technology innovations. Creating and implementing the company's vision and mission. Assessing risks to the company and ensuring they are monitored and minimized. Setting strategic goals and making sure they are measurable and describable. David receives $50,000 annual salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. The current stage of development for the Company is speculative. There is also no assurance that CBD and hemp products will be 100% legal in all cities through out the United States and rest of the world.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to our bylaws limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $618,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Vliso Inc. doing business as Chow420 was formed on July 21, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be

able to pay dividends on any shares once our directors determine that we are financially able to do so.VLISO Inc. doing business as Chow420 has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
If you are investing in this company, it's because you think that Chow420 is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We

We have pending patent approval's that might be vulnerable
We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even ifwe believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, ifwe are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vliso d/b/a Chow420 or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vliso d/b/a Chow420 could harm our reputation and materially negatively impact our financial condition and business.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our business is largely dependent on state laws pertaining to certain derivatives of industrial hemp as an ingredient in certain ingestible products (i.e. foods and dietary supplements); topical products (i.e. cosmetics); and certain smokeable and/or inhalable products (i.e. vape cartridges and devices and smokeable hemp flower).
The Agricultural Improvement Act of 2018 (the "2018 Farm Bill") permanently amended the federal Controlled Substances Act ("CSA") to remove "hemp", being all parts of the Cannabis sativa plant containing less than three tenths of one percent (0.3%) THC from the CSA definition of "marihuana". Thus, hemp is permanently removed from treatment as a Schedule I controlled substance. The 2018 Farm Bill authorizes the cultivation of industrial hemp, and other activities related thereto, so long as the state in which the cultivation activities occur also authorize such activities via such state's "state plan," to be evaluated and approved by the United States Department of Agriculture ("USDA"). The 2018 Farm Bill also prohibits interference with the interstate transport in lawfully produced products containing hemp. The 2018 Farm Bill does not specifically authorize the sale of products containing derivatives of hemp, such as cannabinoids like cannabidiol ("CBD"); instead, the 2018 Farm Bill defers to the United States Food and Drug Administration ("FDA") to determine the permissibility of such products along with deferring to states to implement their own laws, regulations and policies. As of the date hereof, at least thirty-eight states have enacted legislation concerning hemp in some form or fashion. Continued development of the hemp industry will be dependent upon new legislative authorization of hemp at the state, and perhaps the federal, level. Any number of events or occurrences could slow or halt progress all together in this space. While progress within the hemp industry is currently encouraging, growth is not assured. While there appears to be ample public support for favorable legislative action, numerous factors may impact or negatively affect the legislative process(s) within the various states we have business interests in. Any one of these factors could slow or halt use of hemp, which would

negatively impact our business up to possibly causing us to discontinue operations as a whole.

We may encounter difficulties complying with the laws and regulations of various states which relate to the sale of hemp products.
The legal and regulatory scheme governing the growth, cultivation, sale, distribution, processing and transportation of hemp enacted by various states around the country vary widely and are relatively new and untested. Some states require pre-market registration and/or approval of retailers, individual products and/or labels in order to sell such hemp-derived products within such state. As of January 2023, there is further pending legislation and/or regulations in various states around the country, which may or may not ultimately be finalized, enacted and/or promulgated. The respective laws, rules and regulations of each state are new and untested and may be incomplete or ambiguous, making compliance therewith difficult. We may need to seek interpretive guidance from individual states, which may or may not be available. As a result, we may experience delays and uncertainties as we attempt to seek interpretive guidance with respect to such laws or regulations, and may have to revise our business plan if the laws and regulations change significantly. If state and federal legislation were to change or regulatory agencies were to change their practices, or were to expend its resources enforcing existing federal laws, such action(s) could have a materially adverse effect on our ability to obtain raw materials and the manufacturing and marketing of our products up to and including a complete interruption of our business. Further, additional government disruption in the hemp industry could cause potential customers and users to be reluctant to purchase our products, which would be detrimental to us. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Legal Uncertainty may impede the development of our business and changes in regulation may have an adverse impact on our business
There is substantial uncertainty and different interpretations among state regulatory agencies, legislators, academics and businesses as to the operation of the 2018 Farm Bill-compliant hemp programs relative to interstate commerce in products containing hemp and the emerging regulation of hemp-derived products. These different opinions include, but are not limited to, the regulation of cannabinoids by the U.S. Drug Enforcement Administration ("DEA") and/or the FDA and the extent to which 2018 Farm Bill-compliant cultivators and processors may engage in interstate commerce. The uncertainties cannot be resolved without further federal legislation, regulation or a definitive judicial interpretation of existing legislation and rules. If the uncertainty continues, it may have an adverse effect upon the introduction of our products in different markets and jurisdictions. Conversely, if legislative or regulatory changes occur – whether by Congress, state legislatures or federal or state regulators – such changes in regulation may likewise adversely affect our business.

Certain states may prohibit, or be uncertain as to, the sale or distribution of hemp products containing cannabidiol ("CBD") and other cannabinoids which may limit our distribution territory and consumer base
Certain states may take actions that have the effect of prohibiting or discouraging the distribution of the products which we sell. The states could, for instance, disallow the addition of CBD or other cannabinoids to food products or dietary supplements, or disallow hemp as a source for the production of CBD and other cannabinoids. Such state action could take place through the enaction of laws and regulations, the promulgation of guidance or recommendations of state agencies, or by other means. A large portion of our proposed product lines will include products that are intended for human consumption and therefore prohibited for sale in these states. Our potential inability to market in these states will limit our potential consumer base and may prevent us from achieving our sales goals, despite our products containing hemp which is lawfully sourced in accordance with applicable federal law (i.e. the 2018 Farm Bill).

The recent passage of the 2018 Farm Bill has drastically increased our competition in the marketplace.
The recent passage of the 2018 Farm Bill eliminated much of the regulatory uncertainty surrounding the production and regulation of hemp, and relatedly encouraged the manufacture, sale and distribution of CBD products. Therefore, our potential competition in the marketplace is increasing considerably. Our competitors may have greater financial, technical, marketing and human resources than us. There can be no assurance that we will be able to compete successfully against existing companies or new entrants to the marketplace.

The forthcoming passage of the 2023 Farm Bill and other federal legislation may adversely impact our business.
It is expected that Congress will pass a 2023 version of the Farm Bill, and in January 2023, was prompted by FDA to enact legislation directing FDA to consider alternative regulatory pathways for the regulation of hemp-derived products. One or both of these pieces of legislation may create additional regulatory uncertainty for the marketplace and may impede our ability to continue our business or from achieving our sales goals. Under such new regulations, there can be no assurance that we will be able to compete successfully against existing companies or new entrants to the marketplace.

The dietary supplement industry faces strong opposition.
It is believed by many that well-funded, significant businesses may have a strong economic opposition to the hemp-derived product industry, as currently existing. We believe that the pharmaceutical industry clearly does not want to cede control of any compound that could be competitive with a successful FDA-approved drug. For example, hemp-derived products will likely adversely impact the market for products currently subject to investigational new drug or new drug applications, sold or to be sold by mainstream pharmaceutical companies. The pharmaceutical industry is well-funded with a strong and experienced lobby that eclipses the funding of the hemp-derived product industry. Any inroads the pharmaceutical industry makes in halting or rolling back the hemp-derived product industry could have a detrimental impact on the market for the

services and products of our platform companies.

Hemp-derived cannabinoids such as CBD are subject to numerous governmental regulations and it can be costly to comply with these regulations and to develop compliant products and processes.
Naturally-occurring compounds, which may be used in the manufacture of various food or dietary supplement products intended for human or animal consumption, topicals and drugs are subject to rigorous regulation by the FDA and numerous international, supranational, federal and state authorities. To date, though rarely enforcing its positions, FDA has asserted it does not find CBD and other hemp-derived cannabinoids to be permissible ingredients in certain product types, such as human ingestibles (i.e. foods and supplements) or as an inactive ingredient in an over-the-counter drug cosmetic, instead deeming such products to be "adulterated" and/or "misbranded," along with other concerns around other product types, particularly non-conventional products such as smokable and inhalable products. To the extent such approvals are available, the process of obtaining regulatory approvals to market such products can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues, and in substantial additional costs. In addition, no assurance can be given that the products which we sell will remain in compliance with applicable FDA and other regulatory requirements once clearance or approval has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling and advertising.

Product Liability Claims
A product liability lawsuit against the manufacturers of any product, including those derived from hemp, is a top concern for any business owner. The investors and the business owners should do in depth review of the polices for their company and understand that coverages may be limited or challenged by insurance carriers, despite what the policy may provide, given hemp is a type of cannabis, and may be treated by private insurers as closely related to marijuana.

Due to controversy over the cannabis plant within the United States, we face challenges getting our products into stores. While there is consumer demand for healthy, hemp-based products, all products derived from the cannabis plant remain controversial. Given that hemp is a type of cannabis, we anticipate that we may face scrutiny and experience resistance in getting our products into food retailers and other retail chains.

We have not performed clinical studies on the products we sell.
Although hemp-derived products have a long history of human consumption and are preliminarily believed to have a favorable safety profile, we believe all of its products to be safe when taken as directed by such product's supplier, respectively, and there is little long-term experience with human consumption of certain of these innovative product ingredients or combinations thereof in concentrated form. Despite such preliminary data concerning the consumption of hemp-derived products, each consumer has to potential to react differently when consumer hemp-derived products including various adverse reactions, intoxication or similar. Further, there is limited clinical data regarding the safety and benefits of hemp and products containing hemp derivatives. Any instance of illness or negative side effects of ingesting or otherwise consuming hemp-derived products would have a material adverse effect on our business and operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Obasiolu	8,698,000	Common Stock	77.09%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 523,728 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 11,289,219 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,069,850.00
  Number of Securities Sold: 1,698,412
  Use of proceeds: Technology and fixed asset investments, Legal Fees, Paid Marketing, and Salaries
  Date: August 28, 2020
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $10.00
  Number of Securities Sold: 1,000
  Use of proceeds: Founder's Equity
  Date: May 31, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $719,229.22
  Number of Securities Sold: 464,584
  Use of proceeds: This raise was used to launch our automated dispensaries, and solidify our business model, and Market Strategy
  Date: April 26, 2022
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 34,948
  Use of proceeds: StartEngine Shares
  Date: April 25, 2022
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,289
  Use of proceeds: StartEngine Shares
  Date: December 31, 2021
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,324
  Use of proceeds: StartEngine Shares
  Date: December 31, 2022
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,096
  Use of proceeds: StartEngine Shares
  Date: December 31, 2023

Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $118,213.81
  Number of Securities Sold: 86,671
  Use of proceeds: Marketing, Inventory, and Operations
  Date: June 06, 2023
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We focused on research and development in 2020 and 2021. We started to grow and scale starting April 2022. This initial burst was due to the laying out of the operational framework and execution of the omnichannel business model. Growth incidence continued in 2023. During this period sales grew by 56% as our customer base expanded across the country.

Year ended December 31, 2023, compared to year ended December 31, 2022

Revenue

Revenue in 2023 was $301,808, up 40% from $193,588 in 2021. The improved performance was the result of an entrenchment of the platform among a larger section of the hemp consumer market. Registered customers increased to 11,000 and we concluded the onboarding of some of the best CBD brands, by brand recognition and sales volume, available. Qualitatively, the completion of development on our most important asset, the platform, anchored a legitimacy drive that had an impact on marketing and customer acquisition & retention.

Ultimately, sales growth was due mainly to the performance of the functional tech-enhanced platform aided by a custom marketing strategy that focuses on optimizing platform pages and online directory listings to meet geo-proximate customer queries with top-quality and vetted products.

Cost of Sales

Direct cost of goods sold was higher in 2023 than in 2022. It tallied at $127,787 against $33,314 in 2022. This change was driven by the conclusion of comprehensive direct-to-consumer arrangements with brands. The increase in cost of sales was matched by a greater efficiency in fulfillment resulting in negligible product losses and expense-impacting process failure costs associated with such instances. The current cost of sales margin provides a reliable base from which future growth policies can be estimated. In comparison to the previous year, it represents a sustainable cost profile and is scalable for higher sales growth volume.

Gross Margins

At 58%, the current gross margins constitute a reliable picture of fulfillment obligations. Price-based competition to stimulate trade volume and the recalibration of operational guidelines with new direct-to-consumer supply arrangements are the reasons for the reduction of margins from a high of 83% the previous year. Note that the mode of fulfillment in the previous year proved unsustainable given the inventory exposure and risk profile which materialized in operating expenses. The current gross margins are an accurate and market-competitive margin profile for future growth stability.

Expenses

Overall expenses decreased from $538,937 in 2022 to $322,457 in 2023. This 40% reduction was made possible by a clearer definition of operating obligations: rent for our sales station network was renegotiated for more than 50% reductions. Inventory loss exposure eliminated expense items related to inventory management. Finally, the implementation of a more efficient marketing budget in accordance with our sales strategy has yielded reduction benefits.

Historical results and cash flows:

The Company is currently in the growth and revenue-generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future of the company because the company is undergoing a robust operational expansion which includes the:

- Enlargement of the offline retail network,

- Branded product and platform development: Introduction of new lines of products into our ecosystem & the embedding of the IAM solution into the platform

- Increased brand legitimacy and digital marketing improvement- Observed continuation of the 2021-2023 revenue growth trend.

Past cash was primarily used for market research, product research, software & blockchain technology R&D, hardware development, legal consultations, and long-term lease agreements to construct the operating framework of the company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2024, the company had approximately $40,000 in the bank. We have a $10,000 line of credit from Wells Fargo for working capital. The line of credit has an outstanding balance of $0.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe that the funds of this campaign are not critical to our daily operations. This is because we have other capital resources, as detailed above. However, the funds of this campaign are necessary for the execution of our investment and expansion strategy. The investment in fixed assets for the automated retail network, platform software development, and the optimization of the marketing plan to take advantage of emerging trends and the scope of our differentiated service offering.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, more than 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 5 months. However, unlike previous rounds, we forecast the transition to profitability within 7 months. Our conclusions are drawn from managerial views of the market and the maturity of our business model at the current stage of execution.

How long will you be able to operate the company if you raise your maximum funding goal?

Materially, the funds will allow the deployment of resources towards profitable outcomes. The funds should be adequate to engineer profitability from the execution of current operating activities.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As of April 2024, there are no secured additional future sources of capital. However, we believe that this funding round will propel the company and make the company more attractive to institutional investors in the near future.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $13,321,278.42

Valuation Details:

The valuation reflects concessions to market re-evaluations of the overall hemp market growth estimates. While recent industry assessments have adopted a relatively more conservative tone about hemp, there is an advantage to utilizing this climate to ease financing costs and outcomes for the company. Our fundamental posture regarding market growth remains the same. The markdown is intended to enhance financing feasibility in the current market towards deploying funds to deliver profitable results for our shareholders. Uncertainty and chronic opacity adversely affected several hemp segments and as such the perceived value of firms in the sector. It is these very issues of false advertising, unverified product content and non-compliant listing that we have specifically designed ChowVerified to handle. Justification for the basis of the valuation remains enhanced by our innovative approach through a unique patent-pending system that solves the transparency and traceability issues of the fast-growing CBD sector in the United States (estimated to reach $24 billion by 2024 and that is relevant for the problems facing adjacent segments

Furthermore, we believe our first-mover advantage in the combination of online and offline sales platforms (eCommerce & automated dispensaries) is a differentiating quality that is indispensable to utilizing growth opportunities not otherwise available as a single-channel operation.

Market Growth & Trends

The CBD market has grown significantly since the passing of the 2018 Farm Bill that set the standards for CBD products. Across various estimates, the revenue profile of the sector has grown from below $ 3 billion, 4 years ago, to estimates of $24 billion by 2024. The nootropics and functional beverage market is also estimated to grow aggressively over the present decade. Both focus areas have robust double-digit CAGRs and feature interesting market landscapes rich with opportunity. This growth has been attended by an explosion of demand and brands, marketing and distribution channel capacity.

However, there have been persistent issues with traceability and transparency regarding product content and legal compliance. As the industry matures, such issues spell a significant impact for the welfare of customers and widespread acceptability (reputation) and growth of the sector. This is where Chow420 comes into the picture.

Equipped with our proprietary technology-based solution to transparency and the diversification of our distribution channels, we are hinging our business on the provision of vetted CBD, hemp beverage, adaptogen and nootropic products and the enhancement of accessibility for customers through the proliferation of our automated dispensaries and eCommerce platform. The company is also working on forward-stepping current trends by looking for ways to work with general retail options towards the increase of this platform (retail stores) in the vending of CBD products towards the near-future (to 2027).

Comparable Competitor Companies

In the consumer CBD production chain, our competitors include single-brand eCommerce platforms such as Lazarus Naturals, Koi, cbdMD and Tre House. Interestingly, because of the multi-platform posture of our service we also list these brands, and many more, for sale within the ChowVerified ecosystem. Platforms similar to ours include cbd.co and iHerb for the non-hemp market. These platforms list multiple brands across numerous product categories much like ChowVerified. However, both single- and multi-brand competitor platforms do not possess an organized transparency and customer guidance solution in the same vein as ChowVerified. We outclass our competitors with the depth and utility of the functionalities which have been designed to enhance the shopping experience and facilitate compliant commerce for brands.

Our valuation is relative to our post-money valuation bolstered by the established affirmed valuation from two previous StartEngine rounds and investor sentiment. It is also supported by industry valuation multiplier assumptions for a company at our current stage of growth with the fixed assets we operate. We also have been able to meet growth targets, over the previous year, that exceed industry-wide CAGR in our performance.

The Value of the Company's Assets

The company possesses a full-service and high performance eCommerce platform connected to our proprietary product-verification blockchain platform. This asset has an impressive turnover ratio of approximately 3 times its value and given recent growth and future prospects driven by current operational expansion, we hope this ratio can improve to up to 7x over the next financial year.

There is also a fleet of smart, automated dispensary machines which allow the company to attain a physical retail presence in the CBD market. The company also possesses lease agreements, with large mall real estate companies, that allow it to launch in nationwide locations.

Indeed, the most crucial asset is the patent-pending blockchain-based technology platform which is the basis for our differentiation in the vast CBD market.

<u>Management's Prior Achievements & Successes</u>

Our management is made up of a diverse team of finance, software development, sales process management and entrepreneurial experts. As a diverse team, different strengths are manifested by team members across the various business functions of the company. With cumulative experience of over 10 years in the CBD space, we are proud of a team that understands and is aware of the significance of the company's strategic posture for the future.

Over the course of our operational history, in the past two years, the company's management has been able to strategically direct and control the company's operations and non-commercial dealings towards:

The successful completion of two crowdfunding rounds

The successful launch of the eCommerce platform for product sales

The creation of branded CBD products for listing and sale on our platforms

The ideation and execution of an offline sales platform program: Opening of automated dispensary machines across locations in the northeast

Signing of long-term lease agreements with Simon Property Group (largest mall real estate company in the USA) and PREIT Group.

The development of a patent-pending blockchain-based product verification technology protocol (awaiting patent issuance)

The achievement of a 1000% revenue increase ((approximately a $100k increase) from the period ending 2021 to that ending 2022

Establishment of secure sign-in procedures for age restriction compliance at automated dispensaries Business Relationships

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The Company has no outstanding options warrants or other securities to acquire shares. The Company has no shares reserved for issuance under any company equity incentive plan.

This valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER

MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.32 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $617,999.04, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  29.5%
  CBD shopping is intent-based. We will use funds to buy the placements that allow us to be right in front of CBD shoppers nationwide.

- Inventory
  20.0%
  To be able to have the supply needed for incoming demand, we will use funds to buy inventory for all our offline and online channels.

- Operations
  44.0%
  We will use funds for all operational cost, which included and not limited to salaries, software deployment, Dispensary deployment, travel, legal fees, accounting fees, etc.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://chow420.com/ (chow420.com/investortracker).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/chow

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vliso, Inc.

[See attached]

VLISO INC. DBA CHOW420

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022

INDEX TO FINANCIAL STATEMENTS

SET APART ACCOUNTANCY CORP.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Vliso Inc. DBA Chow420
Newark, Delaware

We have reviewed the accompanying financial statements of Vliso Inc. DBA Chow420 (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 17, 2024
Los Angeles, California

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash, cash equivalents & restricted cash	$	58,685	$	145,107
Inventory		269,551		168,756
Total current assets		**328,236**		**313,863**
Property and equipment, net		507		869
Intangible Assets		136,580		93,993
Other assets		33,414		58,454
Total assets	**$**	**498,737**	**$**	**467,179**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit cards		3,140		81
Other Liabilities		4,518		5,110
Total current liabilities		**7,659**		**5,191**
Total liabilities		**7,659**		**5,191**
STOCKHOLDERS' EQUITY				
Common Stock		90		90
Equity Crowdfunding - Common Stock		22		22
Equity Issuance costs		(50,327)		(50,327)
Additional Paid in Capital		1,750,332		1,652,279
Retained earnings/(Accumulated Deficit)		(1,209,039)		(1,140,075)
Total stockholders' equity		**491,078**		**461,989**
Total liabilities and stockholders' equity	**$**	**498,737**	**$**	**467,179**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net revenue	$ 301,808	$ 193,588
Cost of goods sold	127,787	33,314
Gross profit	174,022	160,274
Operating expenses		
General and administrative	303,802	531,537
Sales and marketing	18,654	7,400
Total operating expenses	322,457	538,937
Operating income/(loss)	(148,435)	(378,663)
Interest Expense	-	-
Other Income/(Loss)	(79,471)	78,094
Income/(Loss) before provision for income taxes	(68,964)	(456,757)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (68,964)**	**$ (456,757)**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Equity Crowdfunding - Common Stock Shares	Equity Crowdfunding - Common Stock Amount	Equity issuance costs	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	**9,000,000**	**$ 90**	**1,698,412**	**$ 17**	**$ (50,327)**	**$ 1,334,653**	**$ (388,580)**	**$ 895,853**
Issaunce of Stock			464,584	5	$ -	317,626		**317,631**
Prior Year Adjustment						-	$ (294,738)	**(294,738)**
Net income/(loss)							$ (456,757)	**(456,757)**
Balance—December 31, 2022	**9,000,000**	**$ 90**	**2,162,996**	**$ 22**	**$ (50,327)**	**$ 1,652,279**	**$ (1,140,075)**	**$ 461,989**
Issaunce of Stock			86,671	$ 1	-	98,053		98,054
Net income/(loss)							$ (68,964)	**(68,964)**
Balance—December 31, 2023	**9,000,000**	**$ 90**	**2,249,667**	**$ 22**	**$ (50,327)**	**$ 1,750,332**	**$ (1,209,039)**	**$ 491,078**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (68,964)	$ (456,561)
Depreciation	362	410
Amortization	28,683	26,228
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Inventories	(100,795)	(47,623)
Other liabilities	(592)	5,068
Credit cards	3,059	81
Other assets	25,040	(13)
Net cash provided/(used) by operating activities	**(113,206)**	**(472,411)**
CASH FLOW FROM INVESTING ACTIVITIES		
Intangible assets purchase	(71,271)	(3,075)
Net cash provided/(used) by investing activities	**(71,271)**	**(3,075)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issaunce of Stock	98,054	236,561
Net cash provided/(used) by financing activities	**98,054**	**236,561**
Change in cash	(86,422)	(238,925)
Cash, cash equivalents, and restricted cash—beginning of year	145,107	384,032
Cash, cash equivalents, and restricted cash—end of year	**$ 58,685**	**$ 145,107**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Vliso Inc. dba Chow420 was formed on July 17, 2017 ("Inception") in the State of Delaware. The financial statements of Vliso Inc. dba Chow420 (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newark, Delaware.

Chow is the one-stop shop for everything CBD. We are fine tuning the billion-dollar CBD/Hemp industry to provide an intimate experience for quality products and brands to meet customers seamlessly through automated dispensaries and e-commerce. As a fairly-new industry with relatively narrow regulatory oversight there are lots of low-grade products on the market. Customers care about what they take in and only want vetted products they can trust. With Chow, customers have a go-to place to get all the CBD products they can trust in-person (at the Pod) or by the click of a button (on Mobile) for delivery.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computers	5 years

Intangible Assets

The Company capitalizes its software development costs which will be amortized over the expected period to be benefitted, which may be as long as five years.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation. Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.

- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Income is principally comprised of revenues earned by the Company as part of the sale of CBD products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $18,654 and $7,400, which is included in sales and marketing expenses.

Equity Issuance Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The equity issuance costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2024, which is the date the financial statements were issued.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Finished goods	269,551	168,756
Total Inventory	**$ 269,551**	**$ 168,756**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Vending machine production cost	33,414	58,454
Total Other Assets	**$ 33,414**	**$ 58,454**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Payroll payable	4,518	5,110
Total Other Liabilities	**$ 4,518**	**$ 5,110**

5. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Computers	$ 2,051	$ 2,051
Property and Equipment, at Cost	**2,051**	**2,051**
Accumulated depreciation	(1,544)	(1,182)
Property and Equipment, Net	**$ 507**	**$ 869**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $362 and $362, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consist of:

As of Year Ended December 31,	2023	2022
Software Development	$ 202,409	$ 131,139
Intangible assets, at cost	**202,409**	**131,139**
Accumulated amortization	(65,829)	(37,146)
Intangible assets, Net	**$ 136,580**	**$ 93,993**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023 and 2022, were in the amount of $28,683 and $26,228, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period		Expense
2024	$	(28,683)
2025		(28,683)
2026		(28,683)
2027		(28,683)
Thereafter		(21,846)
Total	**$**	**(136,580)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with a $0.00001 par value. As of December 31, 2023, and 2022, the Company 9,000,000 shares and 9,000,000 shares were issued and outstanding, respectively.

Equity Crowdfunding - Common Stock

As of December 31, 2023, and 2022, 2,249,667 shares and 2,162,996 shares were issued and outstanding, respectively.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(20,482)	$	(135,657)
Valuation Allowance		20,482		135,657
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(255,667)	$	(235,185)
Valuation Allowance		255,667		235,185
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $860,833, and the Company had state net operating loss ("NOL") carryforwards of approximately $860,833. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 17, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $68,964, an operating cash flow loss of $113,026, and liquid assets in cash of $58,685, which less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF CHOW 420

Global Cannabis, One Platform

Chow420 is a comprehensive platform that automates compliance, simplifies commercial transactions, facilitates payment processing, and enforces the vetting of product quality in the hemp cannabis market.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


CHOW420
THE FUTURE OF
CANNABIS
POWERED BY
AI & BLOCKCHAIN

$94,005.31 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

Get Equity
$1.18 Per Share

PREVIOUSLY CROWDFUNDED
$1,907,293.03

RAISED	INVESTORS
$94,005.31	76
MIN INVEST	VALUATION
$400.02	$13.32M

REASONS TO INVEST

- Built AI & Blockchain powered platform for federally legal cannabis commerce. The platform employs AI, Blockchain & Age-Restricted Automated Retail for market disruption.

- A fast-growing early mover in a fast-growing sector, Chow has achieved 2,000%+ increase in sales since 2021, 125% increase in online sales from 2022 to 2023 and now access to over 200 locations for it's automated dispensary network.

- The market is currently predicted to hit $36B by 2033. Additionally, with the DEA's recent announcement to reschedule cannabis and the impending release of the new farm bill, the opportunities are boundless for Chow420.

Past performance and revenue growth are not indicative of future results and should not be seen as a guarantee of future success.

TEAM



David Obasiolu • Co-Founder, Chief Executive Officer, Director
BSc. Electrical & Electronics Engineering
MSc. Cybersecurity, Distinction
...
Read More



Michael Obasiolu • Strategy Lead
MSc. Food and Agribusiness Management
MSc. Investment and Finance (with Distinction)
...
Read More



Maximillian Hellerstein • General Advisor
Max is a seasoned entrepreneur well known for various successful projects. This includes 2 acquired companies, Push For Pizza (acquired by Eaze in 2017) and 367 Productions (acquired by MXNERL Holdings in 2017). His expertise and experience will...
Read More

Show More

THE PITCH

Meet Chow420

Chow420 utilizes AI & Blockchain to enforce testing, compliance, and transparency in the fast-growing hemp cannabis market. In the absence of active FDA regulation, our service plays a major role in promoting consumer safety and trust in an otherwise disorderly space.

With **125.2% in online sales growth** since our last raise, and **2,000% in total growth since 2021**, we've perfected our market strategy, onboarded industry leaders, and now have a scalable online infrastructure and software for faster market penetration.


Growth
2,000%
From 2021
In 2 years
Growth, Since Last Raise
125.2%
Online sales growth
We've perfected our market strategy, onboarded industry leaders and now have a scalable online infrastructure & software for faster market penetration.
ROA
Chow420's return on assets (ROA) increased from 28.4% in 2022 to 62.5% in 2023. This was as a result of a more refined execution of our business model. Assets were more efficiently deployed to the market as coverage improved across both online and offline channels.
CHOW420
CBD

Past performance and revenue growth are not indicative of future results and should not be seen as a guarantee of future success.

Visit a location nearby!


H&M
3
Mall Entrances 1,2,3


CHOW420
SLEEP . STRESS RELIEF . PAIN RELIEF
70% OFF
VAPES . FLOWER . GUMMIES . OILS . TOPICALS
HOW TO SHOP
REAL
GROWTH
Chow420 CBD Dispensary
Long Island
Harrisburg
Chow420 CBD Dispensary
York
Lancaster
Chow420 CBD Dispensary
ARYLAND
Atlantic City
Chow420 CBD Dispensary
Cape May
DELAWARE
Rehoboth Beach
Ocean City

THE PROBLEM

The Compliance and Quality-Enforcement Landscape is Complex

The hemp cannabis market suffers from a complex product contamination & compliance problem which has impeded the market's growth and adversely affected the prospects of stakeholders, service providers and customers.[3]

U.S. Federal Law

0.3% D9-THC Limit

Every product that contains more than 0.3% D9-THC is a controlled substance (CSA)

20+ More Countries

48+ More States

Virginia

- 2mg THC limit per container
- 25:1 CBD to THC limit
- < 0.3% Total THC (D9 + 0.87 THCA)
- No D8-THC or D10-THC
- Retailers must be licensed
- Customers must be 21+
- Complex product testing reqs



OPB

Attorney primes wrongful death suit tied to mislabeled CBD products

Cannabis may contain heavy metals and affect consumer health, study finds

Research team proposes strategies for growers to avoid heavy metals in their cannabis crops

Forbes

Nearly 60% Of CBD Products Are Mislabeled, A New Study Finds, With Some Containing Heavy Metals

Dario Sabaghi Contributor

I cover the cannabis industry with a focus on Europe.

PAIN NEWS NETWORK

Heavy Metals and Plastic Residue Found in Many CBD Products

September 02, 2022

Penn Medicine News

News Release

Penn Study Shows Nearly 70 Percent of Cannabidiol Extracts Sold Online Are Mislabeled

Mislabeling may lead to adverse effects for patients, including children with epilepsy

Sources: Virginia Dept of Agriculture, Forbes, Penn Medicine, Pain News Network, OPD

OUR SOLUTION

A Smart Platform for Global Hemp Cannabis Sales

Technology Meets Cannabis & Wellness


Hemp Extract
Availability: In Stock, Not Permitted in: California
Ask us anything

Blockchain identities
& automated compliance


Calm 68.42%
Sleep 52.63%
Wellness 15.79%
21+

AI Product Analysis


Buyer
+ Age Verification
+ Identity Verification
+ Address Verification
Under 7 seconds
Seller
+ Age Verification
+ Identity Verification
+ Address Verification
+ License Verification
+ Source Verification
+ Product Verification
Under 15 seconds
Swift Verification

Seamless age-identity verification
online and at Chow420 machines

Blockchain Identities

We use blockchain to enforce record product testing and quality. We also tokenize user and business identities for scalable compliance automation across countries and states.

Artificial Intelligence

We use AI to breakdown product content data and reviews to give customers more insights and transparency on the products they buy. Our goal is to eliminate the problem of false health claims in the market.

Age-Restricted Automated Retail

These retail stations constitute a cost effective feature of an overall lean operating model that makes aggressive expansion easier and sustainable.

Testimonials & Reviews



moo

Automated Compliance with Smart Identities

" Getting onboard with Chow has turned out to be one of the best business decisions we have made. With Chow's automated compliance, we have peace of mind that all our online sales are compliant"

Kristy Redmond, R.Ph.
President, Windy Hill Hemp

AI Content Analysis

" Chow 420 is such a great service. I use their cbd products and it's so easy to find the one that suits my needs ie, focus, relaxation, calm. They offer quality, reliable products that I trust and have recommended to many people. 5 stars"

★★★★★ 12 reviews · 1 photo

Immutable Blockchain Testing Enforcement

Chow Verified | Blockchain

TX_Hash : 0xc3105dc7c21e2d1c5842f9f9c37fce
Certification Date : 2023-10-19 11:22:33
Expiry Date : 2024-04-25
Purity & Safety Test: PASSED

Automated Retail Reviews



Local Guide · 128 reviews · 1701 photos
a year ago
Awesome concept straight forward few steps to process, prompt and quick response time from customer service. Inspired to nab a few machines .
CHOW420
1 review · 1 photo
9 months ago
This products was amazing great customer service would purchase again !
Local Guide · 36 reviews · 5 photos
a year ago
Super cool! I tried the hemp cigarettes, and they taste really good and earthy! It's a great way to get someone to quit cigarettes !
CHOW420
3 reviews · 1 photo
a year ago
Simple to set up, great range of products, very generous rewards. Great when you want to do normal shopping and buy cannabis products instead of going miles away to a dispensary.

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

TECH TIMES — **Chow420 Raises $1M in Seed Funding to Automate Compliance for the CBD Industry**

Disrupt — **Chow420.com's BOLD solution to fraud and contamination in the CBD & Cannabis market**

Source: Tech Times (Contributed Article), Disrupt

THE MARKET

Chow420 & the Market, Predicted to Hit $20B by 2024*

According to our research, there is currently no dominant cross-platform retailer in the hemp cannabis market. This means that there is an opening for a niche leader like Chow. With our proprietary marketplace, we've been able to create an efficient and smart way to take advantage of this opportunity by furnishing thousands of hemp cannabis brands & retailers with a pliable platform for commerce, compliance & payments. Our differentiating quality is the inclusion of both online and offline platforms under an innovative vetting arrangement.



Market Growth
$20 Billion
Predicted hemp cannabis sales by 2024
" The cannabidiol (CBD) industry has witnessed remarkable growth driven by several key factors"
" Legalization and regulatory changes have removed barriers, allowing for the cultivation and sale of hemp-derived CBD products."

*Source: Forbes

OUR TRACTION

Growth, Leading Brand Partnerships & Multi-Store Agreements

Growth

We are a fast-growing early-mover in a rapidly evolving sector, Chow has achieved 2,000%+ increase in sales from 2021 and a 125% increase in online sales from 2022 to 2023.

Leading Brands & Multi Store Agreements

Industry leading brands, including **800+** registered brands are now on Chow. We are on course to activate all listed, dormant brands this year.


cbdMD
Erth wellness
Koi
Industry leading brands, along with
800+
registered brands are now on Chow. We plan to onboard every all brands that have not started selling this year.
24h
48h


Multi-store agreements
with the commercial retail real estate leaders, which gives us access to a large ecosystem to place our Automated Dispensaries.
SIMON MALLS
300+ Malls under management
PREIT
25+ Malls under management
KOHAN RETAIL INVESTMENT GROUP
50+ Malls under management

We have multi-store agreements with commercial retail real estate leaders. This gives us the advantage of having superior access to a large network of spaces nationwide for the expansion of our automated dispensary network.


OMNICHANNEL PLATFORM
Online Marketplace + Dispensary Network
CHOW420
chow

Computer generated rendering of our automated dispensaries

Business Model

Our business model is simple. We deliver a tech-solution that connects brands to consumers and retailers. Inventory risk and exposure is negligible and our cost profile is predictable and structured to fit with expectations on volume. This allows us to focus on what we are good at i.e. online performance, technology, customer satisfaction, ultra fast shipping, fulfillment and delivery.


For Chow
19%-29%
19% Base fee
29% for promoted brands (Ads & Promotions)
1% Pledge
Social Impact
Chow Digital Bail Fund
For Brands or Retailers
~80%

Sales Channels in our ecosystem:


24h NON STOP DELIVERY
B2C
Direct to Consumer Sales
Online Marketplace Sales
B2C
Direct to consumer
Offline Sales
SHOP
B2B
Wholesale
Online Marketplace Sales

INVESTOR PARTNERSHIPS

Investor Partnership Opportunity

INVESTOR PASSIVE INCOME OPPORTUNITY

Investors have the ability to launch a Chow machine (MSRP $20,000). Investors must provide a safe location (subject to approval), or seek assistance from Chow for a location.

Visit Marcus' machine at the Patrick Henry Mall.


Chow420 Pod by ChowVerified
Website
Directions
Save
Call
4.8 ★★★★★ 42 Google reviews
Cannabis store in Newport News, Virginia
You manage this Business Profile
Located in: Patrick Henry Mall
Address: 12300 Jefferson Ave, Newport News, VA 23602
Hours: Open · Closes 4 PM
Confirmed by this business 5 weeks ago


CHOW420

WHY INVEST

The Future of Wellness, Beyond Cannabis

The technology we've created at Chow is so robust that it applies to other parts of wellness where consumers are starved of information and guidance. We feel that the wellness market has been stuck in the past for so long, and with Chow, we believe we can carry the torch of smart and transparent wellness to lead the market towards the future. When you invest in Chow, you don't only invest in cannabis, you invest in a better future for overall wellness products and services.


The Future of Wellness
Find what's right for you
Powered by AI
zZZZz...

ABOUT

HEADQUARTERS
2035 Sunset Lake RoadSuite B-2
Newark, DE 19703

WEBSITE
View Site

Chow420 is a comprehensive platform that automates compliance, simplifies commercial transactions, facilitates payment processing, and enforces the vetting of product quality in the hemp cannabis market.

TERMS

Chow 420

Overview

PRICE PER SHARE
$1.18

VALUATION
$13.32M

DEADLINE
Aug. 15, 2024 at 6:59 AM UTC

FUNDING GOAL
$10k - $618k

Breakdown

MIN INVESTMENT
$400.02

OFFERING TYPE
Equity

MAX INVESTMENT
$617,999.04

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
8,474

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
523,728

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Loyalty Bonus | 35% Bonus Shares

As you have previously invested in Vliso, Inc., you are eligible for additional bonus shares.

Time-Based:

Chow Community, Investors, and VIPs

Invest $2,500+ within the first 7 days for 20% bonus shares.

First Mover Early Bonus

Invest $ 1,000+ within the first 15 days and receive 15% bonus shares.

Super Early Bird

Invest $ 1,000+ within the next 21 days and receive 10% bonus shares.

Early Bird Bonus

Invest $1,000+ within the next 21 days and receive 5% bonus shares.

Flash Perk

Invest $1,000+ between days 85-90 and receive 10% bonus shares

Amount-Based:

Bronze

Invest $400+ and receive 5% bonus shares

Base Partner

Invest $1,000+ and receive 10% bonus shares + Get a taste of the future with a complimentary delivery of our new hemp cannabis beverage offerings, delivered to your doorstep. Also, join the waitlist for a free Chow Machine. You must fill out this form after investment: https://chowverified.com/investomachine.

$2,500+ Elite Partner

Invest $2,500+ and receive 15% Bonus Shares + Get a taste of the future with a complimentary delivery of our new hemp cannabis beverage offerings, delivered to your doorstep. Jump in front of the waitlist for a free Chow Machine above silver investors. Investors looking to join this program must fill out and submit this form after investing: https://chowverified.com/investomachine

Platinum Partner 2024

Invest $10,500+ and receive a Launch a Chow Smart Fridge or Vending Machine + 15% Bonus Shares + Get a taste of the future with a complimentary delivery of our new hemp cannabis beverage offerings, delivered to your doorstep. Reserve a Chow420 Machine for free. Please fill this form: https://chowverified.com/investomachine

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account

The complimentary delivery of new hemp cannabis beverage offerings is subject to local laws and regulations concerning hemp products. Eligibility for the complimentary Chow Machine is contingent on completing the necessary verification form post-investment.This offer does not imply immediate delivery, and fulfillment is subject to availability and additional terms that may apply.

StartEngine Venture Club Bonus

Vliso, Inc. d/b/a Chow420 will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $118. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

NEW UPDATES

07.17.24

Platinum Investor Secures 2nd Chow420 Machine!

Platinum Investor secures second Chow420 machine for expansion in Virginia.

Marcus' second machine will be located at the Springfield Mall in Springfield, Virginia!

Congrats to Marcus Norman!


CHOW420
MAGGIANO'S



Join the Movement!

$1,000+ (Base Partner): Invest $1,000+ and Join the waitlist for a free Chow Machine. You must fill out this form after investment: https://chowverified.com/investomachine

$2,500+ (Elite Partner): Invest $2,500+ Jump in front of the waitlist for a free Chow Machine above Base partner investors. Investors looking to join this program must fill out and submit this form after investing: https://chowverified.com/investomachine

$10,500+ (Platinum Partner 2024): Invest $10,500+ Reserve a Chow420 Machine for free. Please fill this form: https://chowverified.com/investomachine


CHOW420
Base | Elite
Platinum 2024
Claim Machine: https://chowverified.com/investomachine
Disrupt
INVESTORPLACE
HIGH TIMES
Invest Now

07.16.24

Image: Our A.I benefits tracker list is here

Our AI Benefits Tracker consolidates comprehensive, user-generated insights from thousands of customer reviews, presenting all tracked benefits of various products on a single, easy-to-navigate page. Our goal is to extend this capability to include detailed information on ingredients and potential downsides, providing customers with transparent, in-depth knowledge about every product they consume. This will enable us to diversify our offerings beyond the cannabis market, positioning us for broader market opportunities in the near future.

Explore today: https://chow420.com/shopAiEffects



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PRESS

Hightimes

Chow420 Launches Blockchain Platform to Help Solve the Hemp CBD Market's Trust and Safety Problem

View Article

Village Voice

CHOWPODS: CHOW420's FRESH TAKE ON CBD VENDING MACHINES

View Article

Tech Times

Chow420 Raises $1M in Seed Funding to Automate Compliance for the CBD Industry

View Article

Investor Place

Invest in Chow420 for the High Growth of CBD and Smart Retail Markets

View Article

Digital Journal

Using technology to make a stand for quality CBD

View Article

Show More Press

ALL UPDATES

07.15.24

Approved by the city of Vineland, NJ - Vending

The City of Vineland, NJ just approved our automated retail age-verification process and vetting process.

Our age-verification system has been rigorously tested and approved by numerous cities, states, and commercial real estate leaders. We're excited to announce that Vineland, NJ, has just approved our location at the Cumberland Mall.



CITY OF VINELAND HEALTH DEPARTMENT

640 E. WOOD STREET
VINELAND, NJ 08362-1508
PHONE: 856-794-4131

NO: HD-24-PT0004533

A License Is Hereby Granted To: ***VLISO INC DBA CHOW 420***

The City hereby grants this license to operate a VENDING MACHINES NON POT HAZ in the City of Vineland under City Code Chapter 563, as amended

TO OPERATE : HD - VENDING MACHINES NON POT HAZ

LOCATED AT : 3849 S DELSEA DR VINELAND NJ 08360

THIS LICENSE IS NOT TRANSFERABLE AND MAY BE REVOKED FOR FAILURE TO COMPLY WITH PERTINENT ORDINANCES, RULES AND REGULATIONS.

Expires: March 31, 2025

MACLEOD CARRE
Director of Health

07.12.24

Congrats to our new ChowPod investor partner

Congrats to our new ChowPod investor partner!

Mr. Barrington Carter has secured a partnership to launch a ChowPod machine under the ELITE partner investor perk.



CHOW420
BLACK FRIDAY STARTS NOW
UP TO 70% OFF
J's for Jordy
Matching PJ's for the twins
Chunky boots for Chels
Mermaid charm for Tia
Congratulations
Mr. Barrington Carter
Elite Partner 2024


CHOW420
Base | Elite
Platinum 2024
Claim Machine: https://chowverified.com/investomachine
Disrupt
INVESTORPLACE
HIGH TIMES
Invest Now

07.11.24

The Supreme Court overturned the Chevron Doctrine

PART 1

The FALL of the Chevron doctrine, the RISE of Chow420-ChowVerified


THE
CHEVRON
DOCTRINE
ITS RISE and
FALL, and the
FUTURE of the
ADMINISTRATIVE STATE
THOMAS W. MERRILL

What is the Chevron Doctrine?

The Chevron Doctrine is a principle of administrative law established by the U.S. Supreme Court in the 1984 case Chevron U.S.A., Inc. v. Natural Resources Defense Council, Inc. It provides a framework for judicial review of federal agency interpretations of statutes they administer.

The Chevron Doctrine is based on the idea that agencies have specialized expertise and are better equipped than courts to make policy decisions and interpret ambiguous statutory language within their regulatory domain. The doctrine aims to balance the roles of administrative agencies and the judiciary by granting agencies discretion while ensuring that their interpretations are grounded in a permissible reading of the statute.

What just happened at the Supreme Court?

The Supreme Court has overturned the Chevron doctrine in a landmark 6-3 ruling. This decision marks a significant shift in how federal regulations will be interpreted and challenged going forward. Here are the key points:

- End of Chevron deference: The court struck down the 40-year-old Chevron doctrine, which had instructed lower courts to defer to federal agencies' interpretations of ambiguous laws.

- Power shift: This ruling moves power away from executive branch agencies and towards the courts in interpreting federal regulations.

- Potential for increased challenges: The decision opens the door for more legal challenges to federal regulations across various sectors, including environment, public health, workplace safety, and financial policies.

- Impact on agency authority: While agencies can still make rules, their interpretations will no longer receive automatic deference from courts.

- Concerns about expertise: Critics argue that judges, who may lack technical expertise, will now be making decisions on complex regulatory issues previously left to agency specialists.

- Divided opinions: The majority, led by Chief Justice Roberts, framed this as a return to traditional judicial interpretation, while the dissent, voiced by Justice Kagan, warned of potential disruption to the legal system.

- Broad implications: The ruling is expected to affect a wide range of regulatory areas, from environmental protections to healthcare regulations and tech policies.

This decision represents a significant change in how federal regulations will be interpreted and challenged, potentially leading to more litigation and uncertainty in regulatory enforcement across various sectors of government.

Implications

If laws are ambiguous, companies have the right to challenge agencies like the FDA on what they put inside food, wellness products, cannabis products and more!

Where Chow420 | ChowVerified comes in?

The groundbreaking advancements in the Chevron Doctrine are set to revolutionize the cannabis industry and beyond, making Chow an absolute game-changer! Imagine having the ultimate transparency at your fingertips—starting with cannabis, you'll be able to see every ingredient inside the bottle. This means customers can make empowered, informed decisions about what you consume. Get ready for a new era of clarity and confidence in your choices!

More to come in Part 2, stay tuned!

07.10.24

Hemp-Cannabis Beverages are coming to Chow420

Hemp Cannabis Beverages are coming to Chow420



A Multi-Billion Dollar Industry in the Making

The beverage industry is poised for a significant transformation as hemp cannabis beverages emerge as a promising alternative to traditional alcoholic drinks. With a growing market that caters to the health-conscious preferences of millennials and Gen Z, hemp cannabis beverages have the potential to become a multi-billion dollar industry. This shift is not just a trend but a reflection of changing consumer behaviors and preferences, driven by a desire for healthier lifestyle choices and the unique benefits that hemp cannabis products offer.

Health Benefits and Appeal

One of the most compelling reasons for the rise of hemp cannabis beverages is their health benefits. Unlike alcoholic beverages, which are associated with hangovers, liver damage, and other health issues, hemp cannabis drinks offer a range of positive effects without the downsides. These beverages are often infused with CBD (cannabidiol), a non-psychoactive compound found in hemp that is known for its calming and anti-inflammatory properties. Consumers can enjoy the relaxing effects of these beverages without the impairment or aftereffects associated with alcohol.

Generational Shifts

Millennials and Gen Z are at the forefront of this shift. These generations are more health-conscious and informed about the products they consume. They prioritize wellness and are more likely to seek out alternatives that align with their values and lifestyle choices. Hemp cannabis beverages fit perfectly into this paradigm, offering a sophisticated and enjoyable drinking experience that complements their focus on health and well-being.

Market Potential

The market potential for hemp cannabis beverages is immense. As legal frameworks around hemp and cannabis continue to evolve, the industry is set to expand rapidly. According to market research, the global cannabis beverage market is projected to reach over $2 billion by 2026, growing at a compound annual growth rate (CAGR) of over 17%. This growth is driven by increasing consumer demand, advancements in product development, and the gradual acceptance of cannabis products in mainstream markets.

Competition with Alcoholic Beverages

Hemp cannabis beverages are well-positioned to compete with and potentially surpass alcoholic beverages in popularity and market share. The alcohol industry, which has long dominated the social and recreational drinking scene, is facing challenges as consumers shift towards healthier options. The appeal of a hangover-free experience, combined with the wellness benefits of CBD-infused drinks, makes hemp cannabis beverages an attractive alternative. As more consumers become aware of these benefits, the demand for traditional alcoholic drinks may decline, paving the way for hemp cannabis beverages to take the lead.

Innovation and Product Development

Innovation in the hemp cannabis beverage industry is also a key factor in its growth. Companies are continually developing new flavors, formulations, and packaging options to appeal to a wide range of consumers. From sparkling waters and teas to cocktails and energy drinks, the variety of products available ensures that there is something for everyone. This diversity not only attracts new customers but also encourages repeat purchases and brand loyalty.

07.08.24

Charlottes Web's MLB full sport line up is here


PLL
ReCreate

Explore the full line-up here:

Line-up: https://chow420.com/search?brands=Charlotte%27s-Web

Verification on Index: https://chow420.com/search?brands=Charlotte%27s-Web

Endurance X Muscle Recovery X Brain Support X Rest

07.06.24

MLB's ReCreate CBD is now on Chow420


Create
Re
MUSCLE RECOVERY
Create
Re
ENDURANCE
PREMIER
LACROSSE
LEAGUE

Together
, earn $10k

Need Help
Contact Us
Help Center

Terms of Use Privacy Policy Disclaimer Annual Reports Form CRS

Find the verifications for ReCreate CBD on our index:

https://chow420.com/verifications

Find ReCreate CBD on Chow420:

https://chow420.com/search?brands=ReCreate

ReCreate gummies combine organic broad-spectrum CBD and functional botanicals to give consumers the power to tackle whatever comes their way. Each ReCreate product has been crafted to address specific wellness goals. Leveraging science, current Good Manufacturing Practices, and excellence that Charlotte's Web is known for, ReCreate delivers a level of quality that sets it apart. The ReCreate gummy line features the following products:

- Endurance: ReCreate™ Endurance Gummies combine organic broad-spectrum CBD and Beet Root to make the hard work of making it through the day a bit easier. Increase your body's efficiency, last longer and keep going.*

- Muscle Recovery: ReCreate™ Muscle Recovery Gummies combine organic broad-spectrum CBD and Tart Cherry to support muscle recovery and help you bounce back quicker after training.*

- Brain Support: ReCreate™ Brain Support Gummies combine organic broad-spectrum CBD and organic Lion's Mane to help support cognition. See, feel and think more completely.*

- Rest: ReCreate™ Rest Gummies combine organic broad-spectrum CBD + Passionflower to encourage relaxation so you can tap into the kind of calm that restores your spirit.*

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

StartEngine Capital LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and FINRA / SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

07.05.24

GROWTH: Chow420 X Official MLB CBD brand

Official CBD of the MLB, ReCreate by Charlottes Web will go live this weekend


ReCreate
Official CBD of

We are excited to introduce a game-changing addition to Chow420 this week. ReCreate CBD, the official CBD of Major League Baseball, designed with the active go-getter in mind.

ReCreate Highlights:

The official CBD of MLB, a mark of excellence!

NSF certified, guaranteeing top-tier quality and safety

Broad spectrum organic CBD formulated for precise experiences

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

07.02.24

20-Page June Investor Recap

View Recap:
https://docs.google.com/document/d/1_B9c769Y7et9wezuUJuUPdHi6OYgObiMpTRaBdY8gbc


20-PAGE
JUNE
RECAP
CHOW420

07.01.24

Investor Machine Deliveries | NCAA & Cannabis

NCAA & Cannabis | Investor Machine Deliveries

Investor Machines

To avoid machine delivery delays, and better planning, we urge all investors that are interested in launching a machine to fill out the Base/Elite and Platinum investor forms here: https://chowverified.com/investomachine


CHOW420
Base | Elite
Platinum 2024
Claim Machine: https://chowverified.com/investomachine
Disrupt
INVESTORPLACE
HIGH TIMES
Invest Now

NCAA

Effective immediately, the **NCAA will start treating cannabis like alcohol**. The largest governing body in intercollegiate sports announced on July 25, that it's removing weed as a banned drug class for college football's postseason and all Division I championships.

The council will also discontinue any ongoing penalties for athletes who've tested positive for cannabinoids.

'NCAA members continue efforts to modernize support for student-athletes, and removing restrictions on skill instruction in football will provide those student-athletes with increased resources to achieve their greatest on-field potential,' said Josh Whitman, chair of the council and athletics director at Illinois.

Source: https://www.wrtv.com/sports/ncaa-council-votes-to-remove-cannabis-from-banned-drug-list-removes-limits-on-on-field-coaches


NOW THIS
NCAA
Andy Lyons/Getty Images
The NCAA
will no longer test
athletes for cannabis

06.29.24

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Chow 420.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

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Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$400
Bronze
Invest $400+ and receive 5% bonus shares
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$1,000
Base Partner
Invest $1,000+ and receive 10% bonus shares + Get a taste of the future with a complimentary delivery of our new hemp cannabis beverage offerings, delivered to your doorstep. Also, join the waitlist for a free Chow Machine. You must fill out this form after investment:
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$2,500
Elite Partner
Invest $2,500+ and receive 15% Bonus Shares + Get a taste of the future with a complimentary delivery of our new hemp cannabis beverage offerings, delivered to your doorstep. Jump in front of the waitlist for a free Chow Machine above silver investors. Investors looking to join
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$10,500
Platinum Partner 2024
Invest $10,500+ and receive a Launch a Chow Smart Fridge or Vending Machine + 15% Bonus Shares + Get a taste of the future with a complimentary delivery of our new hemp cannabis beverage offerings, delivered to your doorstep. Reserve a Chow420 Machine for free. Please fill this
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JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

HJ

Herbert Jones
2 days ago

I'm concerned about you referencing High Times who defrauded a lot of investors. You can't even reach the ...
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1 0

DO

David Obasiolu
Chow 420 • 2 days ago

Herbert, your concern is due to a typo from StartEngine. The reference for the market size is from Forbes: ...
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0

BC

Barrington Carter
11 days ago

As an early investor, I'm incredibly proud of the progress Chow420 has made in such a short time. ...
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1 0

DO

David Obasiolu
Chow 420 • 11 days ago

Thank you, Barrington. This means a lot to me and the team. I believe we will set the pace for the future of th...
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0

DC

Darren Crowder
16 days ago

Based on the information provided in the search results, THC (tetrahydrocannabinol) is not generally legal for ...
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1 0

DO

David Obasiolu
Chow 420 • 16 days ago

Hello Darren,
...
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0

DC

Darren Crowder
16 days ago

To just add so you know...
...
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1 0

DO

David Obasiolu
Chow 420 • 16 days ago

Hello Darren,
...
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0

DC

Darren Crowder
16 days ago

Hi David,
...
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1 0

DO

David Obasiolu
Chow 420 • 16 days ago

Hello Darren,
...
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0

JJ

Juan Jackson
18 days ago

Looking at my stock tracker value it looks like some value has been loss. Is the tracker accurate? If so wha...
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1 0

DO

David Obasiolu
Chow 420 • 18 days ago

Hello Juan,
...
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0

DC

Darren Crowder
19 days ago

I've invested in yourselves and I'm looking forward to see you guys succeed , whilst I'm waiting for my funds...
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1 0

DO

David Obasiolu
Chow 420 • 18 days ago

Hello Darren,
...
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0

TO

TIJANI OUERRAD
21 days ago

Hi there,
I invested with you guys in your first round. After ...
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2 0

DO

David Obasiolu
Chow 420 • 21 days ago

Hello Tijani,
...
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0

View 1 more reply

JJ

Juan Jackson
a month ago

The form is no longer there is the perk for the machine no longer available to base investors ?

2 0

DO

David Obasiolu
Chow 420 • a month ago

Hello Juan, here's the page:
https://chowverified.com/investomachine, You just hav...
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0

View 1 more reply

JL

Juliet Lawrence
a month ago

Quick question. If you've increased sales and NI in 2023, why are the shares for this raise priced lower ...
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1 0

DO

David Obasiolu
Chow 420 • a month ago

Hello Juliet,
...
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0

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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

On December 12th, 2018, the US Congress passed the $867 billion farm bill. The 2018 Farm Bill removes hemp from the Controlled Substances Act and defines hemp as the plant Cannabis sativa L. and any part of the plant with a delta-9 THC concentration of not more than 0.3 percent by dry weight to be legal for cultivation, possession, sale, and distribution.

Since the passing of the farm bill, the CBD market has exploded and the guys at Forbes predict that the CBD market could reach $20 billion by 2024.

Today, thousands of CBD brands have emerged to take on this market with a variety of products from edibles to skincare. In an over-saturated CBD industry, quality brands are being drowned out, and consumers are ill-equipped to make educated judgments on finding the best products in the market. New brands are struggling to find a foothold in the dense landscape, and established brands are failing to get in front of the right customer.

Welcome to Chow420, the one-stop destination for all CBD brands. At Chow, we are creating an online and physical solution for the emerging billion-dollar cannabis market. With our automated dispensaries and online marketplace, we plan to build the bedrock for the cannabis market.

We believe our automated dispensaries will allow us to launch 10 times faster than any competition while our online marketplace will serve as the backbone for the market online. Chow is the meeting point where the demand for CBD products from consumers meet the supply from manufacturers seamlessly, which will lay the foundation for this market to thrive.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.